ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

Thursday, July 20, 2006, Vancouver, B.C.

Symbol“AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: Pink Sheets

ACREX VENTURES EXPANDS GOLD POTENTIAL ON ITS SPANISH MOUNTAIN PROPERTY

Acrex Ventures Ltd. ("Acrex") has completed infill soil geochemical sampling and trenching, programs on its optioned Spanish Mountain property, located near Likely, BC.  The Spanish Mountain Property is located immediately adjacent to and along strike from Skygold Ventures Ltd. and Wild Rose Resources Ltd. Spanish Mountain joint venture gold project.

The Skygold-Wildrose joint venture is continuing drilling on its Spanish Mountain property with results to date indicating significant bulk mineable zones of gold mineralization.  Grades of 1.5 g/t gold to 2.5 g/t gold over widths of 50 metres to over 100 metres have been reported by the joint venture.
Work conducted by the Skygold-Wildrose joint venture indicates that diamond drilling of zones with elevated gold-in-soil is successful at intersecting gold in bedrock to over 100 metre widths on the Spanish Mountain property.

Of particular interest to Acrex is information provided in a Skygold news release dated July 12, 2006.  The release states that the latest results within the joint venture’s Main Zone include hole 289 that was drilled to test the western extent of the central part of the zone.  The hole intersected both upper and lower zone mineralization with the upper zone averaging 38.75 metres of 1.36 g/t gold and the lower zone averaging 109.5 metres of 1.02 g/t gold including 69.0 metres of 1.42 g/t gold that also included 42.0 metres of 2.02 g/t gold.  A higher grade section between the upper and lower zone averaged 9.0 metres of 5.78 g/t gold. The entire mineralized intercept in this hole averaged 300.25 metres of 0.87 g/t gold.

Skygold’s hole 289, summarized above, indicates that the gold bearing deposit has a significant east-west component.  The new interpretation indicates that the deposit outline is within 2 kilometres of Acrex’s claim holdings to the northwest, and is also within 2 kilometres of Acrex’s claims to the southeast.

In October 2005, Acrex completed programs of geochemical sampling, prospecting, and reconnaissance mapping on its two Spanish Mountain gold properties - which border the Skygold-Wildrose properties to the northwest and southeast.  Results of the sampling program outlined a strong gold soil anomaly on the Hepburn Lake grid that is located immediately northwest of the Skygold-Wildrose mineralized system. The Hepburn Lake grid utilized 25-metre sample intervals along 200-metre spaced lines.

In May 2006, Acrex completed infill soil sampling and expanded to the northwest of the original grid.  The current grid utilizes 100 metre spaced lines with 25 metre sample intervals.  The infill sampling confirms the strength and size of the soil anomaly as outlined by the original grid and extends the elevated values for a distance of 200 metres further to the west., The soil results now indicate an 800 metre by 1700 metre area that averages greater than 50 ppb gold.  As well as the infill sampling, Acrex completed two exploration soil lines to the northwest of the Hepburn Lake area.  These lines returned numerous elevated gold in soil values that require further investigation to assess their significance.

In early June 2006, Acrex completed trenching within the Hepburn Lake soil grid.  A total of 6 deep trenches were completed within areas of high gold-in-soil values.  The overburden was found to be deep with only a single trench reaching bedrock.  The deep overburden indicates that drilling is required in order to obtain bedrock samples from within the area of the elevated soil geochemistry.  The till materials exposed by the trenching are composed of pyritic argillaceous sediments that are similar to those that are found to be gold-bearing on the Skygold-Wildrose joint venture property.

Acrex’s consultant recommends continued exploration on the Hepburn Lake property, with diamond drilling to test for mineralized bedrock at depth, targeting the most favourable anomalies.  Acrex has signed a diamond drill contract, with drilling scheduled to commence in August 2006.  As well, continued exploration will take place on the claim blocks held by Acrex, located immediately northwest and southeast of the Skygold-Wildrose joint venture properties.  This work is scheduled to commence shortly.

Mr. Perry Grunenberg, P.Geo. of P&L Geological Services is the Company's supervisor for the Spanish Mountain Project and "Qualified Person" for the purpose of National Instrument 43-101.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.

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100N
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ppb
5 8 10 15 18 22 27 32 37 42 48 54 60 68 78 88 106 129 167 237

Likely
ACREX VENTURES LTD.
SKY GOLD VENTURES/ WILD ROSE RESOURCES
Gold soil samples grid location
TRENDING GOLD SOIL ANOMALY
WARREN
ACREX VENTURES LTD.
LEGEND
Acrex Claims
Gold Soil Anomaly
ACREX VENTURES LTD.
SPANISH MOUNTAIN PROPERTY
Cariboo M.D., British Columbia
CLAIM MAP
Copyright © BC Ministry of Sustainable Resource Management
Map Center: 121°27' W, 52°33' N

Gold Soil Sample Results

N

100 0 100 200 300
metres

ACREX VENTURES LTD.

SPANISH MOUNTAIN PROPERTY

Cariboo M.D., British Columbia

CONTOURS OF GOLD SOIL GEOCHEMISTRY
(PPB)

"*" = no sample due to swampy conditions